December 18, 2020
VIA E-MAIL

Ariel Ayanna
Assistant Secretary
John Hancock GA Senior Loan Trust
197 Clarendon Street
Boston, MA 02116

        RE:    John Hancock GA Senior Loan Trust
               Initial Registration Statement on Form N-2
               File No. 811-23620

Dear Mr. Ayanna,

       The staff has reviewed the above-referenced initial registration statement on Form N-2
under the Investment Company Act of 1940 (   1940 Act   ), which the Commission
received on
November 19, 2020. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

                                         Legal Comments

General

   1. Please include the facing sheet as reflected in newly amended Form N-2.

   2. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

   3. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Executive Summary (page 6)

   4. In the first sentence of the first paragraph, please disclose the date of organization. See
      Item 8.1.a of Form N-2.

   5. In the second paragraph, please clarify that all categories of investors that may purchase the Fund must also be qualified clients within the meaning of the Investment Advisers
        Act of 1940, as amended.
 Ariel Ayanna, Esq.
December 18, 2020
Page 2 of 5

   6. Please supplementally confirm what the    GA    in the Fund   s name
represents.

   7. For    Offering    in the    Summary of Key Terms    on page 7, please
disclose that Share
      offerings are based on net asset value and clarify elsewhere in the prospectus, as relevant.
      Otherwise, the first and only time this is disclosed is in the second paragraph on page 46.

   8. Consider adding an    Investment Management Fee    row to the    Summary
of Key Terms
      as in registration statement for John Hancock GA Mortgage Trust on Form N-2 filed on
      January 17, 2019; File No. 811-23620.

   9. In the sentence preceding the Example on page 8, please provide a cross-references to the more complete descriptions of the various costs and expenses. See Instruction 1 to Item
      3.1 of Form N-2.

Investment Strategy and Process (page 9)

   10. The second through fourth paragraphs under    Fees and Expenses    go
into detail
       regarding the calculation, accrual period and payment period for the Performance Fee.
       Please provide corresponding disclosure for the flat management fee.

   11. Please provide a graphic and examples demonstrating the operation of the Performance
       Fee.

   12. The sixth paragraph under    Fees and Expenses    appearing on page 10
indicates that the
       Fund will incur organizational expenses. If these expenses are to be paid out of Fund assets, please disclose how they will be amortized and over what period of time. See Item
       9.1.f of Form N-2.

      Please also confirm that offering expenses are reflected in the fee table and in what line item.

   13. The seventh paragraph under    Fees and Expenses    appearing on page 10
refers to a
       Service Agreement. Please supplementally explain how this expense is reflected in the
       Fee Table, i.e., Management Fee or Other Expenses.
Summary of Principal Terms (page 10)

   14. Please provide the address for the    Accountants,       Custodian,
and    Transfer Agent    on
       page 16. See Items 20.7 and 9.1.e. of Form N-2.

   15. Please disclose compensation for the    Placement Agent    on page 16.
See Item 9.1.d of
       Form N-2.
 Ariel Ayanna, Esq.
December 18, 2020
Page 3 of 5

Risk Factors (page 16)

   16. The last paragraph under    Loans and Other Indebtedness: Loan
Participation and
       Assignment Risk    refers to investments in derivatives.

      Please review the principal investment strategies and principal risks disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments in the principal strategies and the associated principal risks that the fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated
      July 30, 2010.

      Please also disclose whether investments in derivatives count toward the 80% test, and if so, how those derivatives are valued for such purposes.

   17. Significant market events have occurred as a result of the COVID-19 pandemic. Please
       consider whether the fund   s disclosures, including risk disclosures,
should be revised
       based on how these events may affect the fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

   18. Disclosure on page 27 states in part that the Fund   s investments may
include OID and
       PIK instruments. If the Fund invests or anticipates investing significantly in these types of securities, then please disclose that fact and incorporate appropriate disclosure into
       section    II. Investment Strategy and Process    beginning on page 9
and note that the staff
       may have additional comments.

   19. Please add disclosure after the lists of the Fundamental and Non-Fundamental Investment
       Restrictions beginning on page 30 to help explain current definitions and the applicable
       restrictions pursuant to the 1940 Act, i.e., explain how    that term is
used in the 1940
       Act.

   20. In the first sentence of both paragraphs under    Investors of the Fund
  on page 31, please
       delete the first clause of the sentence (   To the best knowledge of the
Fund   ).
Management of the Fund (page 33)

   21. For the Trustee information table beginning on page 31, please add another column for
       "Other Directorships Held by Director" and include any relevant disclosure in this column rather than in other columns.

   22. Please note when providing information in a table, you should provide separate tables (or separate sections of a single table) for Trustees who are Interested and Trustees who are
       Not Interested. See Instruction 2 to Item 18 of Form N-2.
 Ariel Ayanna, Esq.
December 18, 2020
Page 4 of 5

   23. Please provide the    Trustee Compensation    disclosure on page 37 in a
table format. See
       Item 18.13 of Form N-2.

   24. For    Service Agreement    on page 41, please disclose the compensation
arrangement. See
       Item 9.1.d of Form N-2.

   25. At the end of first paragraph under    Adviser Personnel    on page 41,
please disclose the
       month and year the portfolio managers began service to the fund in lieu
of    since
       registration.

   26. For the portfolio manager table on page 42, please update as of the end of the most recently completed fiscal year. See Instruction 1 to Item 21.1 of Form
N-2.

   27. Please clarify in the last sentence under    Proxy Voting Policies and
Procedures    on page
       44 that the proxy voting record is for the 12-month period ended June 30, not December
       31. See Item 18.16 of Form N-2.

Description of the Offering (page 45)

   28. Under    Eligible Investors    on page 46, if using defined term
Existing Investor,    please
       add its definition.

   29. In the paragraph after the bullet point list under    Repurchases of
Shares    on page 48,
       please reconcile the last clause of the last sentence (   may ascertain
     ) with the last
       sentence of item 1 and the first sentence of the second paragraph under item 2 on the next
       page 49. The initial disclosure cited implies the investor will know the value of the repurchase price, but the latter sections make it clear that when the decision to accept the repurchase is made, it will be without knowing the value to be received for the shares.

   30. Please reconcile the substance of the second to last bullet point on page 49 with the fact that there is no minimum investment amount associated with investing in the Fund.

   31. In Appendix A, please confirm whether the absence of    Non-U.S.
Investor Eligibility
       Certifications    in part 1 of the Investor Application is appropriate.
Part C

   32. Form N-2 does not require an SAI or reference thereto if all information required in the
       SAI is provided in the prospectus. See Instruction    J. Registration of
Additional
       Securities     B: Statement of Additional Information    to Form N-2.

         In order to fully comply with the instruction, please add disclosure to the prospectus in response to Item 22. Brokerage Allocation and other Practices.
 Ariel Ayanna, Esq.
December 18, 2020
Page 5 of 5

   33. For Exhibit (2)(a)(1), please revise the name of the document as applicable, i.e., is it
       called a    Certificate of Formation    or    Certificate of Trust   ?

                                      Accounting Comments

   1. With respect to the Fee Table on pages 7 and 8, please add a footnote to Management
      Fee    to clarify that in addition to the Management Fee, the Fund also pays the Advisor a
      Performance Fee and provide a cross-reference to the fuller description of the
      Performance Fee.

   2. Please confirm whether the Fund intends to incur acquired fund fees and expenses
      (AFFE) for the first year. If so, please add a line item for AFFE.

   3. With respect to    IV. Risks Factors - Senior Loans Risk    on page 17,
please
      supplementally disclose whether the Fund anticipates holding a significant amount of
         convenant-lite    loans. If so, please disclose this fact and note
that the staff may have
      additional comments.
                                            ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.
         In closing, we remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                              Sincerely,
                                                              /s/ Sonny Oh
                                                              Sonny Oh
                                                              Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
    Sumeera Younis, Branch Chief